

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 27, 2018

Via E-mail
Douglas Cole
Chief Executive Officer
Oroplata Resources, Inc.
930 Tahoe Blvd., Suite 802-16
Incline Village, NV 89451

> **Re:** **Oroplata Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 18, 2018**
> **File No. 333-224318**

Dear Mr. Cole:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Because you have issued several notes to Tangiers, please provide a representation, if true, that you have the ability to repay the indebtedness to Tangiers without recourse to the monies received or to be received under the equity line agreement and that the amount of indebtedness may not be reduced or relieved by the issuance of shares under the equity line.

Selling Stockholder, page 12

2. We note the statement in the prospectus that "[a]s used in this prospectus, the term 'Selling Stockholder' includes Tangiers Investment Group, LLC, its affiliates and any donees, pledgees, transferees or other successors in interest…." Section 10.8 of the

Investment Agreement states that it may not be assigned. Our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees or assignees.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages. Apparel and Mining

cc: Jeffrey Maller, Esq.
    Law Office of Jeffrey Maller, PC